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                             May 5, 2021

       Chu Chiu Kong
       Chief Executive Officer
       XPAC Acquisition Corp.
       55 West 46th Street, 30th floor
       New York, NY 10036

                                                        Re: XPAC Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 8,
2021
                                                            CIK No. 0001853397

       Dear Mr. Kong:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 8, 2021

       Signatures, page II-4

   1. Please include the signature of your authorized representative in the United States. See
                                                        Instruction 1 to
Signatures to Form S-1.
 Chu Chiu Kong
FirstName  LastNameChu
XPAC Acquisition  Corp. Chiu Kong
Comapany
May  5, 2021NameXPAC Acquisition Corp.
May 5,
Page 2 2021 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction